SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of July, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: one company announcement made on July 24, 2002.

- BT accepts Oftel's proposals on Retail price controls

two company announcements made on July 25, 2002

- First quarter results to June 30, 2002
- BT wins £200 million worth of business

This report on Form 6-K is incorporated by reference into Registration Statement No. 333-14214

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: July 25, 2002 By:

PATRICIA DAY
Authorized Representative

BT Group

News release

July 24, 2002

BT ACCEPTS OFTEL'S PROPOSALS ON RETAIL PRICE CONTROLS

BT today announced that it is accepting Oftel's proposals for new retail price controls, in line with Oftel's statement published last month.

The proposals will mean that the price control on BT's lowest spending 80 per cent of residential customers will be amended from August 1, 2002 from the current level of RPI minus 4.5 per cent to a new level of RPI minus RPI. On average, customer bills will be reduced in real terms by the rate of inflation, which gives an appropriate balance between consumer protection and the flexibility needed by BT.

At the same time the amount BT keeps from each call made to a mobile phone using its network is being brought within the price control basket, rather than having a separate price cap of RPI minus 7 per cent.

BT has also agreed to launch a new wholesale line rental product from September 1, 2002. The initial product will be similar to BT's existing "Calls & Access" product for service providers, but there will be a programme of enhancements after September.

Once Oftel is satisfied that the new wholesale line rental product is fully implemented and starting to have an impact on the retail market, the retail price control will be further revised to allow bills to increase at the rate of inflation (RPI plus 0).

BT has also agreed to some minor changes to the workings of its Light User Scheme, including provisions to extend the number of customers potentially qualifying if the standard exchange line rental rises significantly.

A BT spokesman said that this was an innovative package. The company did not like every individual element, but overall it balanced the needs of both BT's customers and shareholders.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial: + 44 20 7356 5369. All BT Group news releases can be accessed at our web site: www.btplc.com/mediacentre

BT Group

News release

BT WINS £200 MILLION WORTH OF BUSINESS

BT today announced that it has won contracts with four major companies.

The deals, worth £200 million, were signed with banking giants HBOS and Barclay's, BAA, and the leading plant and crane hire company, Hewden Stuart.

BT's biggest ever voice services contract has been signed with high street bank HBOS.

A second major voice services deal worth £50 million has been struck with the world's leading airport company, BAA.

The three year HBOS contract will cover the whole of the bank's voice telephony service, guaranteeing the bank's targeted efficiency savings.

HBOS awarded the complete package to BT to ensure a consistent level of service from one company and the ability to upgrade to 'new wave' technology in the future. The bank, which was formed by the merger of Halifax and the Bank of Scotland, will benefit from a substantial group saving across the whole range of BT products and services.

The deal with BAA is to supply and manage all voice communications at Heathrow, Gatwick and Stansted airports and BAA's corporate headquarters in London. As part of the five-year deal, BT will deliver and manage voice communications and paging services to BAA's 8000 employees.

This innovative outsourcing contract covers more than 15,500 extensions in areas including Customs and Excise, the emergency services, retail outlets, check-in desks and baggage handling.

BAA, together with its business partners, will benefit from one point of contact for all voice queries across its different offices and airports. BT is providing a 24/7 helpdesk service for all users, which can be used to place new orders as well as report problems and clarify billing queries.

In addition to HBOS, a second banking giant, Barclays, has agreed a £39 million contract with BT to manage the company's core local area network – BT's biggest LAN deal to date.

Under the contract Barclay's entire LAN infrastructure will be outsourced to BT– allowing Barclays to concentrate on its core business.

The deal, which has taken two years to come to fruition, will initially provide 24,000 LAN ports spread over 16 locations including the bank's London head office. The win is an important one, as traditionally the LAN market has been dominated by other suppliers.

BT was chosen over five other bidders for the contract, having already successfully won a deal to supply wide area network (WAN) services to Barclays.

The contract opens up a huge potential for further growth, including extending the LAN to Barclays' 2000 branches.

In addition, Hewden Stuart, the UK's leading plant and crane hire company, has entered into an outsourcing contract with BT worth £13 million.

BT are now responsible for the delivery of Hewden Stuart's UK infrastructure, IT services and systems maintenance. BT has supplied Hewden Stuart with Agile Office and Contact Central packages.

Contact Central, which is a call-centre solution, has allowed the company to consolidate five customer databases down to two, which means searching for customer information is much quicker.

Agile Office, developed in partnership with Microsoft, means BT has assumed responsibility for all of the Hewden Stuart's computers and maintenance allowing them to focus on their core business.

BT are continuing to work closely with Hewden Stuart in helping to develop their e-business and applications to support the growth of Hewden Stuart core business.

Pierre Danon, chief executive officer of BT Retail, said: "We are delighted to announce these new contracts, won against stiff competition which are further evidence that BT is able to provide the communications solutions that the UK' s major companies want to help them be successful in their own sectors.

"The HBOS deal is the biggest voice contract BT has ever won. These 'wins' highlight the fact that we are continuing to focus on defending our core market voice products, as well as making great strides into 'new-wave' market, which is a key component of our revenue growth strategy."

BT Ignite – BT's business services and solutions division, serving customers worldwide – developed the technology-driven initiatives.

Neil Rogers, president of BT Ignite Solutions, said: "Businesses across the UK are choosing to work with BT owing to our expertise in both voice and data technology. Through our work with existing customers, we have proved that we can deploy and manage sophisticated technology solutions that will deliver measurable financial benefits to a business."

Inquiries about this news release should be made to the BT Retail Press Office. Contact Michael Jarvis on 020 73566045 or Jonathan Carter on 020 73564523.

Announcement made on 25 July 2002

BT Group

Financial results

July 25, 2002

FIRST QUARTER RESULTS TO JUNE 30, 2002

FIRST QUARTER HIGHLIGHTS

- Group turnover* of £4,587 million, up 2 per cent
- Profit before taxation* up 61 per cent to £322 million
- Earnings per share* of 2.5 pence, up 92 per cent
- Net debt reduced by £304 million in the quarter
- Broadband end user customers now over 300,000
- Improved customer satisfaction

*from continuing activities before goodwill amortisation and exceptional items

Chief Executive's statement

Ben Verwaayen, BT Group's Chief Executive, said:

"The group made significant progress in achieving its key goals of improving earnings per share, cash flow and customer satisfaction. Overall turnover growth of 2 per cent was slower than expected with no growth in sales to other telecoms operators. However the improved efficiency in our businesses delivered strong profit growth.

We remain committed to our targets and are confident for the future."

Group Finance Director's statement

Ian Livingston, Group Finance Director, said:

"I am pleased to report that our earnings per share have almost doubled to 2.5 pence in the quarter. In addition, net debt has fallen again in the last quarter with a reduction of over £300 million. Our focus on financial disciplines remain central to our strategy."

BT Group's results, excluding discontinued activities, exceptional items and goodwill amortisation, are summarised in the following table:

RESULTS FOR THE FIRST QUARTER TO JUNE 30, 2002

BT Group's continuing activities, before goodwill amortisation and exceptional items

	2002 £m	*2001 £m*	Better (worse) %
Group turnover	4,587	*4,498*	2.0
EBITDA after leaver costs	1,303	*1,423*	(8.4)
EBITDA before leaver costs	1,459	*1,423*	2.5
Group operating profit	570	*693*	(17.7)
Net interest charge	(300)	*(446)*	32.7
Profit before taxation	322	*200*	61.0
Profit after taxation	215	*94*	128.7
Earnings per share	2.5p	*1.3p*	92.3
Capital expenditure	549	*705*	22.1
Net debt	13,397	*17,481*	23.4

GROUP RESULTS

Group turnover increased by 2 per cent to £4,587 million in the three months to June 30, 2002 compared to the first quarter of last year. Adjusting for the impact of acquisitions and disposals and the unwind of the Concert global venture the underlying increase was 1.8 per cent. Despite BT Retail's core voice business showing a solid performance, we have experienced a difficult market in sales to other telecoms operators and in elements of our solutions businesses.

Group operating profit before goodwill amortisation and exceptional items at £570 million was £123 million lower than last year. This includes the impact of:

- leaver costs of £156 million (£nil last year). The number of people employed by BT at June 30, 2002 was 107,900, a reduction of 3,400 since March 31, 2002 before absorbing 2,700 people from the returning Concert businesses;
- the operating profit impact of the Telereal property sale and leaseback transaction, completed in December 2001. This was £30 million, net of depreciation savings of £19 million and is offset by lower interest costs; and
- the unwind of the Concert global venture and other acquisitions and disposals, which together would have reduced group operating profit by £70 million in the first quarter of last year. The estimated effect of Concert on group operating profit is more than offset by the elimination of our share of Concert's operating losses as a joint venture, which totalled £81 million in the first quarter of last year.

The operating performance also reflects margin improvements at BT Retail, reduced losses at the overseas activities of BT Ignite and cost initiatives at BTopenworld.

BT's share of ventures' operating profits before goodwill amortisation was £49 million compared to a loss of £52 million last year. This reflects the unwind of Concert described above and better results from Cegetel.

Net interest payable was £300 million, an improvement of £146 million against last year reflecting the significant reduction in the overall debt level during last year.

Profit before taxation of £322 million increased by 61 per cent reflecting the underlying operating performance and lower net interest costs.

The taxation charge of £107 million on the profit before exceptional items and goodwill amortisation represents an effective rate of 33.3 per cent compared to 53.0 per cent last year. The high effective rate last year was principally a result of overseas losses that were unrelieved against UK taxation. As a result of the improved performance of the group's overseas businesses and the more tax efficient structure resulting from re-integration of the Concert businesses, the unrelieved losses have been reduced.

Earnings per share before exceptional items and goodwill amortisation were 2.5 pence (1.3 pence last year) an increase of 92 per cent. This reflects the improved underlying operating performance, lower net interest costs and the reduced effective taxation rate offset by the higher number of shares in issue as a result of the rights issue last year.

Goodwill amortisation at £8 million is £39 million lower than last year following the disposals and goodwill impairment write downs made last year. Exceptional profits of £70 million reflect the gain on disposal of BSkyB shares. Earnings per share after exceptional items and goodwill amortisation were 3.2 pence, which compares with earnings of 2.2 pence last year.

Underlying performance

On 1 April 2002, we completed an agreement with AT&T to unwind the Concert global venture. From that date, activities previously carried out by Concert were transferred to BT Ignite and BT Retail, and BT Wholesale's trading relationship with the ex-Concert business was changed. To provide an understanding of the impact of the ex-Concert business on BT's results, we have shown on pages 22 and 23 an estimated pro forma setting out the group results had the Concert businesses been fully consolidated throughout the year to March 31, 2002. The impact of Concert would have been to increase group turnover, to reduce group operating profit and to reduce share of losses from ventures.

In the line of business commentary that follows, references to "underlying performance" are to trading performance after adjusting for the estimated impact of the Concert unwind and business acquisitions and disposals on the line of business results. Trends in the results are described by reference to the underlying performance.

The group results as stated in this report have not been adjusted for the pro forma impact of the Concert unwind.

OPERATING PERFORMANCE BY LINE OF BUSINESS

First quarter ended June 30, 2002 (i)	Group turnover £m	EBITDA before exceptional items £m	Group operating profit (loss) before goodwill amortisation and exceptional items £m	Capital expenditure on plant, equipment and property additions £m
BT Retail	3,196	419	370	20
BT Wholesale	2,750	845	373	359
BT Ignite	1,246	10	(130)	94
BTopenworld	65	(22)	(24)	1
Other	83	51	(19)	75
Intra-group items (ii)	(2,753)	-	-	-
Total	4,587	1,303	570	549

(i) See note 2 on page 20 for prior year figures.

(ii) Includes elimination of turnover between businesses, which is included in the turnover of the originating business.

BT Retail

	First quarter ended June 30			
			Better (worse)	
	2002 £m	*2001 £m*	Actual %	Underlying* %
Group turnover	3,196	*3,157*	1	-
Gross margin	958	*877*	9	5
Sales, general and administration costs	539	*516*		
EBITDA	419	*361*	16	16
Depreciation	49	*45*		
Operating profit	370	*316*	17	17
Capital expenditure	20	*30*	33	33
Operating free cash flow	399	*331*	21	21

*Adjusting for the effect of the Concert unwind.

BT Retail has increased operating profits by £54 million (17 per cent) in the first quarter whilst turnover was broadly flat.

The estimated impact on BT Retail of integrating the returning Concert multinational customers and associated sales staff on the reported results for the first quarter of last year would have been to increase sales by £48 million (in the product areas of fixed network calls, exchange line connections and private circuits) and increase gross margins by £33 million. There would have been no impact on EBITDA and operating profit.

Turnover for the quarter is summarised as follows:

	First quarter ended June 30			
			Better (worse)	
BT Retail turnover	2002	*2001*	Actual	Underlying*
	£m	*£m*	%	%
Voice Services				
Fixed network calls	1,161	*1,175*	(1)	(2)
Analogue lines	757	*743*	2	2
Other	439	*434*	1	-
	2,357	*2,352*	-	(1)
Intermediate Products				
Narrowband access (inc. ISDN)	203	*176*	15	13
Digital private circuits	290	*308*	(6)	(8)
Other	170	*157*	8	(1)
	663	*641*	3	(1)
New Wave	176	*164*	7	7
Total	3,196	*3,157*	1	-
Sales to other BT businesses included above	447	*549*	(18)	(11)

*Adjusting for the effect of the Concert unwind

Voice services comprise all calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales and rentals and other business voice products. Turnover from voice services fell by 1 per cent compared to the first quarter of last year. Fixed network calls include outbound international calls, calls to mobile phones and calls to the internet. Turnover from fixed network calls fell by 2 per cent to £1,161 million.

The success of BT Together and BT Answer 1571 has stemmed the rate of decline in geographic call volumes in BT Retail to 4 per cent in the quarter. In the first quarter of last year the rate of decline was 7 per cent. The growth in fixed to mobile call minutes of 5 per cent (4 per cent in the fourth quarter last year), compares to 17 per cent in the first quarter of last year. Internet related and other non-geographic call minutes declined by 3 per cent compared to the first quarter of last year mainly due to customers continuing to switch to FRIACO (Flat Rate Internet Access Call Origination) based internet products.

Within the residential voice market BT Retail has maintained market share as it has done since June 2000. In the business voice market, excluding Concert, estimates show BT Retail's market share to be down 0.5 percentage points on the fourth quarter of last year, representing a slow down in the rate of decline.

Turnover from analogue exchange lines of £757 million increased by 2 per cent compared to the first quarter of last year. Although total business lines grew by 1 per cent, the number of business analogue lines fell by 4 per cent compared to the same quarter last year in line with the recent experience of migration to ISDN lines, reported within narrowband access. The number of analogue residential lines remained similar to the first quarter of last year.

Other voice services include operator services, directory enquiries, payphones and chargecards and turnover from these services remained similar to the first quarter of last year at £439 million.

Turnover from intermediate products of £663 million fell by 1 per cent compared to the first quarter of last year principally due to the migration of customers from retail private circuits to partial private circuits. Digital lines, including ISDN, to business customers continued to grow and at 3.2 million are 12 per cent higher than June 30, 2001. Other services comprise hardware, conferencing and other data services.

New wave revenues in the quarter comprise infrastructure communications and technology (ICT) solutions in partnership with BT Ignite, mobile, LAN network management services and broadband. Continued momentum on new wave initiatives saw the launch of Openzone, the UK's first public access wireless local area network (LAN), which will make mobile broadband a reality for business customers. With over 20 "hotspots" already in place full commercial launch is on schedule for 1 August. BT Retail has also announced the launch of its direct broadband "no frills" product to give customers more choice by separating access from content. The service will be widely available in the Autumn of 2002.

The increase in gross margin of £48 million (1.6 percentage points) is attributable to a favourable mix of revenues, the associated reduced payments to other licensed operators and lower charges from BT Wholesale.

Sales, general and administration costs were £10 million lower than the first quarter of last year, including the effect of leaver costs of £16 million (£nil last year). A series of cost transformation programmes are in place to deliver year on year savings in the core business of £200 million by March 31, 2003.

EBITDA in the first quarter was £58 million (16 per cent) higher than the prior year, including the £16 million effect of leaver costs, which enabled BT Retail to contribute an operating free cash flow (EBITDA less capital expenditure) of £399 million in the quarter; £68 million better than the first quarter of last year.

The first quarter saw continued focus on achieving our objective of establishing "clear blue water" against the competition for customer satisfaction. Customer satisfaction was well ahead of the competition in all major areas.

BT Wholesale

	First quarter ended June 30			
			Better (worse)	
	2002	*2001*	Actual	Underlying*
	£m	*£m*	%	%
Group turnover	2,750	*2,989*	(8)	(2)
Total operating costs before depreciation	1,936	*2,095*		
Other operating income	31	*66*		
EBITDA	845	*960*	(12)	(12)
Depreciation	472	*473*		
Operating profit	373	*487*	(23)	(23)
Capital expenditure	359	*445*	19	19
Operating free cash flow	486	*515*	(6)	(6)

*Adjusting for the effect of the Concert unwind and transfer of a major account from BT Ignite.

BT Wholesale's turnover for the quarter at £2,750 million is 2 per cent below last year and operating profit decreased by £114 million (23 per cent) to £373 million. Before leaver costs of £102 million operating profit was 2 per cent lower than the first quarter of last year. Operating free cash flow, before leaver costs, has continued to improve due to tight control of capital expenditure.

	First quarter ended June 30			
			Better (worse)	
	2002	*2001*	Actual	Underlying*
	£m	*£m*	%	%
BT Wholesale turnover				
BT Retail	1,761	*1,930*	(9)	(5)
Other BT lines of business	149	*108*	37	24
Concert global venture	-	*138*	n/m	n/m
UK fixed operators	505	*496*	2	(3)
UK mobile operators	335	*317*	6	6
Total	2,750	*2,989*	(8)	(2)

*Adjusting for the effect of the Concert unwind and transfer of a major account from BT Ignite.

Turnover growth has slowed due to the adverse market conditions in the telecommunications sector and price pressures. Turnover in the quarter was £2,750 million, a decrease of £55 million (2 per cent).

External turnover in the quarter of £840 million was flat. 'New business' revenues, including broadband and solutions, at £38 million were 171 per cent higher than last year reflecting, in part, the significant growth in installed ADSL lines which now exceed 300,000. However, the impact of price reductions – due to flat rate price packages, new Network Charge Control (NCC) pricing formulae and Oftel determinations – coupled with unfavourable market conditions have slowed turnover growth in traditional products.

Internal turnover in the quarter at £1,910 million showed a decrease of £59 million (3 per cent) due to a reduction in revenue from BT Retail as a result of the changes to the pricing basis partly offset by an increase in sales (including ADSL) to other BT lines of business.

BT Wholesale's operating costs, excluding depreciation, were £1,936 million, showing a decrease of £37 million (2 per cent) before one-off early leaver costs of £102 million (£nil last year).

The number of employees (full time equivalent) in BT Wholesale at June 30, 2002 at 27,770 was 1,810 lower than at March 31, 2002. This reflected the decisive action taken to reduce the cost base and the high level of leavers at the end of the quarter.

Operating profit margin, adjusted for the increased leaver costs, remained stable at 17 per cent.

Capital expenditure at £359 million decreased by £86 million (19 per cent) reflecting lower volume growth and continued tight control of investment.

BT Wholesale has maintained its focus on managed cash costs (operating costs less payments to other network operators and depreciation plus capital expenditure). Underlying managed cash costs, excluding leaver payments, at £1,392 million decreased by 6 per cent despite an increase in network volumes. Managed cash cost savings remain on track to achieve the full year target savings of £200 million after allowing for the effect of price and volume changes.

Operating free cash flow before leaver payments was up £73 million (14 per cent).

BT Ignite

	First quarter ended June 30			
			Better (worse)	
	2002	*2001*	Actual	Underlying*
	£m	*£m*	%	%
Group turnover	1,246	*1,015*	23	5
EBITDA	10	*36*	(72)	n/m
Group operating loss	(130)	*(78)*	(66)	12
Capital expenditure	94	*142*	34	42
Operating free cash flow	(84)	*(106)*	21	53

*Adjusting for the effect of the Concert unwind, acquisitions and disposals and the transfer of a major account to BT Wholesale.

BT Ignite's turnover, at £1,246 million, has increased by 5 per cent on an underlying basis. Had the returning Concert businesses been fully consolidated in the first quarter of last year the reported EBITDA would have been reduced by £40 million and operating losses increased by £62 million. The operating loss for the quarter of £130 million is a 12 per cent improvement on last year.

BT Ignite's turnover for the quarter includes the impact of a 13 per cent fall in Global Carrier turnover due to the expected decline in trade with AT&T and WorldCom following the unwind of the Concert global venture.

Excluding Global Carrier, turnover grew by 10 per cent with growth in Global Products of 11 per cent and in Solutions of 8 per cent. The reduced level of growth in Solutions compared to last year reflects the lower level of corporate activity in the quarter. Syntegra's turnover of £142 million was flat year on year reflecting the difficult market conditions in systems integration. European Connectivity turnover increased by 8 per cent to £247 million.

EBITDA before leaver costs was £35 million in the quarter, an improvement of £52 million over the first quarter of last year. As a result of cost reduction programmes approximately 500 people left under leaver terms at a cost of £25 million (£nil last year). After charging for leaver costs EBITDA was £10 million. All business areas were either in line with or better than last year's first quarter EBITDA.

An EBITDA loss of £15 million was generated by the European operations, a £9 million improvement on the first quarter of last year, making good progress towards the targeted break even run rate by March 31, 2003. BT Ignite's business in Ireland, Esat BT, became the first of its European country operations to start generating positive EBITDA, with over £3 million in the quarter. Whilst legal rulings on backdated regulatory decisions contributed to this performance, Esat BT is now targeting to remain EBITDA positive for the full year.

The operating loss was £105 million in the quarter before leaver costs, a £43 million improvement from the first quarter of last year.

Capital expenditure was £94 million in the quarter, £48 million lower than last year's reported spend and £67 million lower after allowing for last year's spend on the returning Concert activities and disposals. As a result, the operating free cash outflow (EBITDA less capital expenditure) of £84 million was less than half last year's first quarter level of £178 million.

BTopenworld

	First quarter ended June 30		
	2002	*2001*	Better (worse)
	£m	*£m*	%
Group turnover	65	*46*	41
EBITDA	(22)	*(38)*	42
Group operating loss	(24)	*(41)*	41
Capital expenditure	1	*2*	50
Operating free cash flow	(23)	*(40)*	43

Turnover for the first quarter was £65 million, an increase of £19 million (41 per cent) over the first quarter of last year. The improvement is mainly due to growth in the new broadband products, particularly the Plug and Go self install product as well as continued growth in the core narrowband product range.

The total number of UK customers of BTopenworld (excluding those served via Virtual ISPs) at June 30, 2002 was approximately 1.8 million, representing annual growth of 33 per cent.

EBITDA loss for the first quarter was £22 million, £16 million (42 per cent) less than the same period last year, but £6 million higher than the previous quarter. The increased losses over the previous quarter partially reflect the higher up front costs associated with the significant increase in broadband customer connections.

BTopenworld continues to review its products and services with a view to driving the business to profitability whilst continuing on a rapid growth track. BTopenworld has launched innovative new products, such as on-line music and games, whilst withdrawing old products where they are not expected to become profitable. Subscriber and revenue growth continue to result in economies of scale and overheads continue to be reduced.

Operating free cash flow has improved and the outflow for the quarter was £23 million, a 43 per cent improvement on the same quarter last year.

CASH FLOW AND NET DEBT

Cash inflow from operating activities amounted to £1,312 million in the quarter ended June 30, 2002. This represented a strong conversion of profits into cash with EBITDA of £1,303 million in the quarter. The reported cash inflow of £1,254 million in the first quarter of last year was generated from both the continuing and discontinued activities of the group.

The cash outflow on fixed asset purchases in the quarter of £667 million compared with £774 million in the first quarter of last year reflecting the continued management focus and control over capital expenditure.

Net debt at June 30, 2002 was £13.4 billion, a reduction of £304 million since March 31, 2002.

BALANCE SHEET

The group's fixed assets totalled £17,414 million at June 30, 2002 of which £16,293 million were tangible assets, principally forming the UK fixed network, and £886 million were fixed asset investments.

The group's investment in joint ventures decreased by £339 million to £115 million at June 30, 2002 reflecting the unwind of the Concert joint venture. The net assets of Concert that returned to BT are reflected in the relevant individual line items of the balance sheet although in overall terms there was no impact on the group's net assets.

The group's gross borrowings at June 30, 2002 totalled £17,332 million, a reduction of £1,108 million since March 31, 2002. After deducting short term investments and cash of £3,935 million (£4,739 million at March 31, 2002) net debt was £13,397 million at June 30, 2002.

PENSION FUNDING

The group has previously agreed with the trustees of the BT Pension Scheme to make deficiency payments of £200 million per annum in respect of the funding deficit, which was £1.0 billion at the time of the last funding valuation as at December 31, 1999. The funding deficit was estimated at £1.6 billion as at December 31, 2001 and the company's external actuary has indicated that he does not believe that this deficit has materially changed as at June 30, 2002. On this basis, we would not expect the £200 million per annum deficiency payment to have to increase following the next funding valuation as at December 31, 2002.

RETAIL PRICE CONTROL

BT yesterday announced that it is accepting Oftel's proposals for new retail price controls, in line with Oftel's statement published last month.

The second quarter and half year's results are expected to be announced on November 7, 2002.

GROUP PROFIT AND LOSS ACCOUNT
for the three months ended June 30, 2002

(unaudited)	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items (note 7) £m	Total £m
Total turnover		4,998	-	4,998
Group's share of associates and joint ventures turnover		(411)	-	(411)
Group turnover	2	**4,587**	-	4,587
Other operating income	3	**52**	-	52
Operating costs		**(4,069)**	(8)	(4,077)
Group operating profit (loss)	2	**570**	(8)	562
Group's share of operating profits of associates and joint ventures	4	**49**	-	49
Total operating profit (loss)		**619**	(8)	611
Profit on sale of fixed asset investments and group undertakings	5	-	70	70
Profit on sale of property fixed assets		**3**	-	3
Net interest payable	6	**(300)**	-	(300)
Profit before taxation		322	62	384
Taxation		**(107)**	-	(107)
Profit after taxation		**215**	62	277
Minority interests		**(2)**	-	(2)
Profit attributable to shareholders		**213**	62	275
Earnings per share				
- basic	8	**2.5p**		3.2p
- diluted		**2.5p**		3.2p

GROUP PROFIT AND LOSS ACCOUNT
for the three months ended June 30, 2001

(unaudited)	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items (note 7) £m	Discontinued activities and eliminations (note 1) £m	Total £m
Total turnover		5,434	-	1,620	7,054
Group's share of associates and joint ventures turnover		(1,101)	-	(664)	(1,765)
Trading between group and principal joint venture		165	-	-	165
Group turnover	2	**4,498**	-	956	5,454
Other operating income	3	**93**	-	3	96
Operating costs		**(3,898)**	(43)	(1,109)	(5,050)
Group operating profit (loss)	2	**693**	(43)	(150)	500
Group's share of operating profits (losses) of associates and joint ventures	4	**(52)**	(18)	60	(10)
Total operating profit (loss)		**641**	(61)	(90)	490
Profit on sale of fixed asset investments and group undertakings		-	127	4,357	4,484
Profit on sale of property fixed assets		**5**	-	-	5
Net interest payable	6	**(446)**	-	(28)	(474)
Profit before taxation		**200**	66	4,239	4,505
Taxation		**(106)**	4	(43)	(145)
Profit after taxation		**94**	70	4,196	4,360
Minority interests		-	-	(13)	(13)
Profit attributable to shareholders		**94**	70	4,183	4,347
Earnings per share	8				
- basic		**1.3p**			57.9p
- diluted		**1.2p**			57.4p

GROUP PROFIT AND LOSS ACCOUNT
for the year ended March 31, 2002

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items (note 7) £m	Discontinued activities and eliminations (note 1) £m	Total £m
Total turnover		21,815	-	2,827	24,642
Group's share of associates and joint ventures turnover		(4,049)	-	(715)	(4,764)
Trading between group and principal joint venture		681	-	-	681
Group turnover	2	**18,447**	-	2,112	20,559
Other operating income	3	**361**	-	1	362
Operating costs		**(16,037)**	(2,817)	(2,546)	(21,400)
Group operating profit (loss)	2	**2,771**	(2,817)	(433)	(479)
Group's share of operating profits (losses) of associates and joint ventures	4	**(108)**	(1,335)	62	(1,381)
Total operating profit (loss)		**2,663**	(4,152)	(371)	(1,860)
Profit on sale of fixed asset investments and group undertakings	5	-	21	4,368	4,389
Amounts written off investments		-	(535)	-	(535)
Profit on sale of property fixed assets		**27**	1,062	-	1,089
Net interest payable	6	**(1,417)**	(162)	(43)	(1,622)
Profit (loss) before taxation		**1,273**	(3,766)	3,954	1,461
Taxation		**(528)**	143	(58)	(443)
Profit (loss) after taxation		**745**	(3,623)	3,896	1,018
Minority interests		**(10)**	-	(13)	(23)
Profit (loss) attributable to shareholders		**735**	(3,623)	3,883	995
Dividends (see note below)					(173)
Retained profit for the financial year					822
Earnings per share	8				
- basic		**8.8p**			12.0p
- diluted		**8.8p**			11.9p

In addition to the final dividend for the year of £173m there was a demerger distribution of £19,490m, representing the net assets of mmO2 (including purchased goodwill) as at the date of demerger.

GROUP CASH FLOW STATEMENT
for the three months ended June 30, 2002

	First quarter ended June 30 (unaudited) 2002 £m	First quarter ended June 30 (unaudited) 2001 £m	Year ended March 31 2002 (note 1) £m
Net cash inflow from operating activities (note 9)	1,312	*1,254*	*5,257*
Dividends from associates and joint ventures	-	-	*2*
Net cash outflow for returns on investments and servicing of finance	(371)	*(541)*	*(1,695)*
Taxation paid	(88)	*(94)*	*(562)*
Purchase of tangible fixed assets	(667)	*(1,036)*	*(4,069)*
Net sale of fixed asset investments	-	*15*	*70*
Sale of tangible fixed assets	20	*117*	*2,645*
Net cash outflow for capital expenditure and financial investments	(647)	*(904)*	*(1,354)*
Acquisitions	(22)	*(942)*	*(1,131)*
Disposals	128	*6,010*	*6,916*
Net cash inflow for acquisitions and disposals	106	*5,068*	*5,785*
Cash inflow before use of liquid resources and financing	312	*4,783*	*7,433*
Management of liquid resources	783	*(7,837)*	*(1,864)*
Issue of ordinary share capital	42	*5,876*	*6,057*
Inflow on demerger of mmO2	-	-	*440*
New loans	3	*1*	*30*
Repayment of loans	(1,086)	*(290)*	*(1,851)*
Net movement on short-term borrowings	(64)	*(1,932)*	*(10,155)*
Net cash inflow (outflow) from financing	(1,105)	*3,655*	*(5,479)*
Increase (decrease) in cash	(10)	*601*	*90*
Decrease in net debt from cash flows (note 10)	354	*10,659*	*13,930*

GROUP BALANCE SHEET
at June 30, 2002

	June 30 2002 (unaudited) £m	*June 30 2001 (unaudited) £m*	*March 31 2002 (note 1) £m*
Fixed assets			
Intangible assets	235	*18,297*	*252*
Tangible assets	16,293	*21,610*	*16,078*
Investments	886	*3,675*	*1,221*
	17,414	*43,582*	*17,551*
Current assets			
Stocks	112	*289*	*111*
Debtors	5,311	*7,380*	*5,272*
Investments	3,803	*10,754*	*4,581*
Cash at bank and in hand	132	*388*	*158*
	9,358	*18,811*	*10,122*
Creditors: amounts falling due within one year			
Loans and other borrowings	1,075	*10,990*	*2,195*
Other creditors	7,136	*8,961*	*7,195*
	8,211	*19,951*	*9,390*
Net current assets (liabilities)	1,147	*(1,140)*	*732*
Total assets less current liabilities	18,561	*42,442*	*18,283*
Creditors: amounts falling due after more than one year			
Loans and other borrowings	16,257	*17,633*	*16,245*
Provisions for liabilities and charges (note 11)	2,328	*2,769*	*2,324*
Minority interests	69	*82*	*72*
Capital and reserves (note 12)			
Called up share capital	434	*9,845*	*434*
Reserves	(527)	*12,113*	*(792)*
Total equity shareholders' funds (deficiency)	(93)	*21,958*	*(358)*
	18,561	*42,442*	*18,283*

NOTES

---

1 Basis of preparation

The unaudited interim results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the report and accounts of BT Group plc for the year ended March 31, 2002. Figures for the year ended March 31, 2002 are extracts from the group accounts for that year.

The group accounts for the year ended March 31, 2002, on which the auditors made an unqualified report which did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

The activities of mmO2, Japan Telecom, J-Phone Communications, Airtel and Yell were disposed of in the year ended March 31, 2002, and are shown as discontinued operations in the profit and loss account for the comparative periods. The eliminations are intra-group eliminations.

2 Results of businesses

The tables below show the results of BT's lines of business. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements have been subject to review and have changed in certain instances. Comparative figures have been restated for these changes.

2 Results of businesses *continued*

(a) Operating results

	Group turnover £m	EBITDA before exceptional items £m	Group operating profit (loss) before goodwill amortisation and exceptional items £m
First quarter ended June 30, 2002			
BT Retail	3,196	419	370
BT Wholesale	2,750	845	373
BT Ignite	1,246	10	(130)
BTopenworld	65	(22)	(24)
Other	83	51	(19)
Intra-group items (ii)	(2,753)	-	-
Total before exceptional items	4,587	1,303	570
First quarter ended June 30, 2001 (i)			
BT Retail	3,157	361	316
BT Wholesale	2,989	960	487
BT Ignite	1,015	36	(78)
BTopenworld	46	(38)	(41)
Other	104	104	9
Intra-group items (ii)	(2,813)	-	-
Total continuing activities before exceptional items	4,498	1,423	693
Discontinued activities	1,208	105	(58)
Intra-group items (ii)	(252)	-	-
Total before exceptional items	5,454	1,528	635
Year ended March 31, 2002 (i)			
BT Retail	12,800	1,302	1,102
BT Wholesale	12,256	4,156	2,242
BT Ignite	4,472	146	(353)
BTopenworld	218	(102)	(118)
Other	373	246	(102)
Intra-group items (ii)	(11,672)	-	-
Total continuing activities before exceptional items	18,447	5,748	2,771
Discontinued activities	2,836	234	(191)
Intra-group items (ii)	(724)	-	-
Total before exceptional items	20,559	5,982	2,580

(i) The results of the lines of business for the quarter ended June 30, 2001 and year ended March 31, 2002 have been restated to reflect changes to intra-group trading arrangements.

(ii) Includes elimination of intra-group turnover between businesses which is included in the total turnover of the originating business.

2 Results of businesses *continued*

BT Ignite analysis

Before goodwill amortisation and exceptional items	First quarter ended June 30				Year ended 31 March
			Better (worse)		
	2002 £m	*2001 £m*	Actual %	Underlying (i) %	*2002 £m*
Group turnover					
Solutions	444	*410*	8	8	*1,831*
Syntegra	142	*143*	(1)	(1)	*609*
Global Products	440	*358*	23	11	*1,541*
Global Carrier	252	*60*	320	(13)	*263*
Other and eliminations	(32)	*44*			*228*
	1,246	*1,015*	23	5	*4,472*
European connectivity included above	247	*225*	10	8	*998*
EBITDA					
Solutions	38	*38*			*158*
Syntegra	3	*2*			*31*
Global Products	(37)	*(11)*			*21*
Global Carrier	42	*(1)*			*22*
Other (ii)	(36)	*8*			*(86)*
	10	*36*	(72)	n/m	*146*
European connectivity included above	(15)	*(24)*			*(106)*
Group operating profit (loss)					
Solutions	21	*18*			*77*
Syntegra	1	*(1)*			*18*
Global Products	(130)	*(64)*			*(256)*
Global Carrier	19	*(18)*			*(18)*
Other (ii)	(41)	*(13)*			*(174)*
	(130)	*(78)*	(67)	12	*(353)*
European connectivity included above	(58)	*(63)*			*(276)*
Capital expenditure	94	*142*			*609*
Operating free cash flow	(84)	*(106)*			*(463)*

(i) Adjusting for the effect of the Concert unwind, acquisitions and disposals and the transfer of a major account to BT Wholesale.

(ii) Other is after charging leaver costs of £25 million.

BT Ignite's segmental results have been reclassified to reflect the new internal financial reporting lines that were introduced in the first quarter ended June 30, 2002.

2 Results of businesses *continued*

(b) Capital expenditure on plant, equipment and motor vehicle additions

	First quarter ended June 30		Year ended March 31
	2002	*2001*	*2002*
	£m	*£m*	*£m*
BT Retail	20	*30*	*143*
BT Wholesale	359	*445*	*1,974*
BT Ignite	94	*142*	*609*
BTopenworld	1	*2*	*10*
Other	75	*86*	*364*
Total continuing activities	549	*705*	*3,100*
Discontinued activities	-	*285*	*808*
Total	549	*990*	*3,908*

(c) Net operating assets (liabilities)

	June 30	March 31
	2002	*2002*
	£m	*£m*
BT Retail	882	*927*
BT Wholesale	11,782	*12,133*
BT Ignite	1,391	*1,603*
BTopenworld	(33)	*(28)*
Other	611	*(301)*
Total	14,633	*14,334*

Note: Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).

(d) Pro forma to reflect the impact of Concert on the results for the year ended March 31, 2002

The Concert joint venture was unwound on April 1, 2002. The former Concert businesses, customer accounts and networks that have returned to BT have been integrated within its operations, accordingly the impact of Concert on the group's results in the current period cannot be separately identified and will therefore not be separately reported.

BT Ignite includes Concert's managed services network infrastructure in Europe, Africa, the Middle East and the Americas within its business. These networks will support the frame relay, ATM, IP and other data services. The revenues therefore relate to international voice traffic, global products and sales of global carrier network to other parts of BT and other distributors. Global Products is where the bulk of the Concert losses were sustained. BT Retail includes the multinational customer accounts and has aligned its sales force and uses its account management expertise to service this sector. BT Wholesale will no longer act as a channel in supporting the Concert business which will now operate through BT Ignite and BT Retail.

The following table presents on a pro forma basis the results of the group had the termination of the joint venture occurred at March 31, 2001. This indicative information is provided to assist in understanding the underlying results of the group and individual lines of business. These adjustments have not been reflected in the comparative figures disclosed in this document.

Illustrative pro forma to reflect impact of Concert on the results for the year ended March 31, 2002 had its termination occurred on March 31, 2001

(unaudited)	BT Retail £m	BT Wholesale £m	BT Ignite £m	BT Group £m
Group turnover				
As reported	12,800	12,256	4,472	18,447
Concert impact	230	(770)	815	275
Pro forma	13,030	11,486	5,287	18,722
EBITDA				
As reported	1,302	4,156	146	5,748
Concert impact	5	-	(145)	(140)
Pro forma	1,307	4,156	1	5,608
Group operating profit (loss)				
As reported	1,102	2,242	(353)	2,771
Concert impact	5	-	(235)	(230)
Pro forma	1,107	2,242	(588)	2,541
Share of operating profit (loss) of associates and joint ventures				
As reported	-	-	-	(108)
Concert impact	-	-	-	225
Pro forma	-	-	-	117

Note: "As reported" figures for lines of business have been restated to reflect changes in the intra-group trading arrangements.

3 Other operating income

In the quarter ended June 30, 2001 and the year ended March 31, 2002 this included income from the provision of administration services to the Concert global venture of £42m and £135m, respectively.

4 Group's share of profits (losses) of associates and joint ventures

	First quarter ended June 30		Year ended March 31
	2002	*2001*	*2002*
	£m	*£m*	*£m*
Share of operating profits (losses) before goodwill amortisation and exceptional items	49	*(52)*	*(108)*
Provision for impairment of Concert tangible fixed assets and goodwill, and share of redundancy and unwind costs	-	-	*(887)*
Provision for impairment of other associates and joint ventures assets and goodwill	-	-	*(407)*
Amortisation of goodwill	-	*(18)*	*(41)*
Share of operating profits (losses) of continuing associates and joint ventures	49	*(70)*	*(1,443)*
Discontinued activities	-	*60*	*62*
Total share of operating profits (losses) of associates and joint ventures	49	*(10)*	*(1,381)*

5 Profit (loss) on sale of fixed asset investments and group undertakings

The profit in the three months ended June 30, 2002 of £70m is mainly attributable to the sale of BSkyB shares.

6 Net interest payable

	First quarter ended June 30		Year ended March 31
	2002	*2001*	*2002*
	£m	*£m*	*£m*
Group	335	*515*	*1,879*
Joint ventures and associates	10	*42*	*103*
Total interest payable	345	*557*	*1,982*
Interest receivable	(45)	*(83)*	*(360)*
Net interest payable	300	*474*	*1,622*
Analysed:			
Continuing activities, before exceptional items	300	*446*	*1,417*
Exceptional items	-	-	*162*
Discontinued activities	-	*28*	*43*
	300	*474*	*1,622*

7 Exceptional items and goodwill amortisation

	First quarter ended June 30 2002 £m	First quarter ended June 30 2001 £m	Year ended March 31 2002 £m
Attributable to continuing activities:			
Impairment of goodwill and tangible fixed assets in BT Ignite European activities	-	-	(2,202)
Impairment of Concert and AT&T Canada investments	-	-	(1,153)
Concert unwind costs	-	-	(253)
Impairment of other investments and related costs	-	-	(643)
Call centre rationalisation	-	-	(68)
Provision for bad and doubtful debts	-	-	(79)
Impairment of payphone assets	-	-	(29)
Costs related to mmO2 demerger	-	(14)	(98)
Profit on sale of property	-	-	900
Profit on sale of group undertakings and fixed asset investments	70	127	21
Goodwill amortisation	(8)	(47)	(162)
Net credit (charge) before tax and minority interests	62	66	(3,766)
Attributable to discontinued activities:			
Profit on sale of group undertakings and fixed asset investments	-	4,357	4,368
mmO2 demerger costs	-	-	(11)
Goodwill amortisation	-	(104)	(243)
Net credit before tax and minority interests	-	4,253	4,114
Total exceptional items and goodwill amortisation	62	4,319	348

8 Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:

	First quarter ended June 30 2002	First quarter ended June 30 2001	Year ended March 31 2002
		million of shares	
Basic	8,619	7,506	8,307
Diluted	8,672	7,567	8,377

9 Reconciliation of operating profit (loss) to operating cash flow

	First quarter ended June 30		Year ended March 31
	2002	*2001*	*2002*
	£m	*£m*	*£m*
Group operating profit (loss)	562	*500*	*(479)*
Depreciation and amortisation	741	*1,014*	*6,001*
Changes in working capital	5	*(308)*	*301*
Provision movements and other	4	*48*	*(566)*
Net cash inflow from operating activities	1,312	*1,254*	*5,257*

10 Net debt

(a) Analysis

	First quarter ended June 30		Year ended March 31
	2002	*2001*	*2002*
	£m	*£m*	*£m*
Long-term loans and other borrowings falling due after more than one year	16,257	*17,633*	*16,245*
Short-term borrowings and long-term loans and other borrowings falling due within one year	1,075	*10,990*	*2,195*
Total debt	17,332	*28,623*	*18,440*
Short-term investments	(3,803)	*(10,754)*	*(4,581)*
Cash at bank	(132)	*(388)*	*(158)*
Net debt at end of period	13,397	*17,481*	*13,701*

(b) Reconciliation of net cash flow to movement in net debt

	First quarter ended June 30		Year ended March 31
	2002	*2001*	*2002*
	£m	*£m*	*£m*
Net debt at beginning of period	13,701	*27,942*	*27,942*
Decrease in net debt resulting from cash flows	(354)	*(10,659)*	*(13,930)*
Net debt assumed or issued on acquisitions	(13)	*(15)*	-
Debt assumed by demerger and disposal of undertakings	-	-	*(75)*
Currency and other movements	33	*(147)*	*32*
Other non-cash movements	30	*360*	*(268)*
Net debt at end of period	13,397	*17,481*	*13,701*

11 Provisions for liabilities and charges

	First quarter ended June 30		Year ended March 31
	2002	*2001*	*2002*
	£m	*£m*	*£m*
Deferred taxation	2,146	*2,290*	*2,140*
Pension provisions (a)	32	*363*	*29*
Other provisions	150	*116*	*155*
	2,328	*2,769*	*2,324*

(a) The pension provision relating to the BT Pension Scheme of £348m at June 30, 2001 has moved into a prepayment of £231m at June 30, 2002 and is included in debtors.

12 Share capital and reserves

	Share capital	Reserves	Total
	£m	£m	£m
Balances at April 1, 2002	434	(792)	(358)
Profit for the three months ended June 30, 2002	-	275	275
Currency movements (a)	-	(10)	(10)
Balances at June 30, 2002	434	(527)	(93)

(a) Net of £24m movement on the retranslation of foreign borrowings and other hedging instruments in the three months ended June 30, 2002.

13 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	First quarter ended June 30		Year ended March 31
	2002	*2001*	*2002*
	£m	*£m*	*£m*
Group operating profit before exceptional items	562	*514*	*2,228*
Depreciation	733	*893*	*3,402*
Amortisation	8	*121*	*352*
EBITDA before exceptional items	1,303	*1,528*	*5,982*
Analysed:			
Continuing activities	1,303	*1,423*	*5,748*
Discontinued activities	-	*105*	*234*
Total before exceptional items	1,303	*1,528*	*5,982*

14 United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted Accounting Principles.

	First quarter ended June 30		Year ended March 31
	2002	*2001*	2002
Net income (loss) attributable to shareholders (£ million) including discontinued activities and exceptional items	211	*3,752*	*(732)*
Earnings (loss) per ADS (£)	0.24	*5.00*	*(0.88)*

Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is £4,208m deficiency at June 30, 2002 (June 30, 2001 - £18,894m surplus, March 31, 2002 - £4,247m deficiency).

Forward-looking statements – caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding broadband growth; the possible or assumed future results of operations of BT and/or its lines of business; break-even targets for BT Ignite's loss-making and ex-Concert businesses; expectations regarding capital expenditure, investment plans, cost reductions, return on capital employed and pension funding.

Although BT Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; general financial market conditions affecting BT's performance; and the outcome of the actuarial funding valuation as at December 31, 2002 and the associated deficiency payment plan.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial: + 44 20 7356 5369. All BT Group news releases can be accessed at our web site:
www.btplc.com/mediacentre

BT Group

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON DC 20549
UNITED STATES

SEC MAIL PROCESSING
RECEIVED
AUG 12 2002
WASH, D.C. 154 SECTION

Direct Line: +44 171 356 5162

25 July, 2002
Replies to Room A4B
Our Ref: BT/WP/9

Dear Sirs

BT Group plc

I enclose for filing pursuant to Rule 13a-16 of the Securities Exchange Act of 1934 one manually signed original and seven conformed copies of Form 6-K dated July, 2002.

Yours faithfully

PATRICIA DAY
Assistant Secretary
Head of Shareholder Services

	Enclosures for filing	
copies:	original	copy
New York Stock Exchange Ontario Securities Commission	1	1
Commission des Valeurs Mobilieres du Quebec British Columbia Securities Commission Nova Scotia Securities Commission	-	2
Messers Häuser/Wolfarth, Dresdner Bank - Frankfurt	-	1
For information:		
Mr G Barboutis, Shearman & Sterling - London Mr D C Ross, Osler, Hoskin & Harcourt - Toronto Mr O Hirakawa, Anderson Mori - Tokyo Daiwa Securities Co. Ltd. - Tokyo Mr R Lorenzen, The Chase Manhattan Bank - New York Mr David Barnes, Linklaters & Alliance - London Ms Judith Noveck, BT New York	-	1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of July, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: one company announcement made on July 24, 2002.

- BT accepts Oftel's proposals on Retail price controls

two company announcements made on July 25, 2002

- First quarter results to June 30, 2002
- BT wins £200 million worth of business

This report on Form 6-K is incorporated by reference into Registration Statement No. 333-14214

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: July 25, 2002 By:

PATRICIA DAY
Authorized Representative

BT Group

News release

July 24, 2002

BT ACCEPTS OFTEL'S PROPOSALS ON RETAIL PRICE CONTROLS

BT today announced that it is accepting Oftel's proposals for new retail price controls, in line with Oftel's statement published last month.

The proposals will mean that the price control on BT's lowest spending 80 per cent of residential customers will be amended from August 1, 2002 from the current level of RPI minus 4.5 per cent to a new level of RPI minus RPI. On average, customer bills will be reduced in real terms by the rate of inflation, which gives an appropriate balance between consumer protection and the flexibility needed by BT.

At the same time the amount BT keeps from each call made to a mobile phone using its network is being brought within the price control basket, rather than having a separate price cap of RPI minus 7 per cent.

BT has also agreed to launch a new wholesale line rental product from September 1, 2002. The initial product will be similar to BT's existing "Calls & Access" product for service providers, but there will be a programme of enhancements after September.

Once Oftel is satisfied that the new wholesale line rental product is fully implemented and starting to have an impact on the retail market, the retail price control will be further revised to allow bills to increase at the rate of inflation (RPI plus 0).

BT has also agreed to some minor changes to the workings of its Light User Scheme, including provisions to extend the number of customers potentially qualifying if the standard exchange line rental rises significantly.

A BT spokesman said that this was an innovative package. The company did not like every individual element, but overall it balanced the needs of both BT's customers and shareholders.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial: + 44 20 7356 5369. All BT Group news releases can be accessed at our web site: www.btplc.com/mediacentre

BT Group

News release

BT WINS £200 MILLION WORTH OF BUSINESS

BT today announced that it has won contracts with four major companies.

The deals, worth £200 million, were signed with banking giants HBOS and Barclay's, BAA, and the leading plant and crane hire company, Hewden Stuart.

BT's biggest ever voice services contract has been signed with high street bank HBOS.

A second major voice services deal worth £50 million has been struck with the world's leading airport company, BAA.

The three year HBOS contract will cover the whole of the bank's voice telephony service, guaranteeing the bank's targeted efficiency savings.

HBOS awarded the complete package to BT to ensure a consistent level of service from one company and the ability to upgrade to 'new wave' technology in the future. The bank, which was formed by the merger of Halifax and the Bank of Scotland, will benefit from a substantial group saving across the whole range of BT products and services.

The deal with BAA is to supply and manage all voice communications at Heathrow, Gatwick and Stansted airports and BAA's corporate headquarters in London. As part of the five-year deal, BT will deliver and manage voice communications and paging services to BAA's 8000 employees.

This innovative outsourcing contract covers more than 15,500 extensions in areas including Customs and Excise, the emergency services, retail outlets, check-in desks and baggage handling.

BAA, together with its business partners, will benefit from one point of contact for all voice queries across its different offices and airports. BT is providing a 24/7 helpdesk service for all users, which can be used to place new orders as well as report problems and clarify billing queries.

In addition to HBOS, a second banking giant, Barclays, has agreed a £39 million contract with BT to manage the company's core local area network – BT's biggest LAN deal to date.

Under the contract Barclay's entire LAN infrastructure will be outsourced to BT– allowing Barclays to concentrate on its core business.

The deal, which has taken two years to come to fruition, will initially provide 24,000 LAN ports spread over 16 locations including the bank's London head office. The win is an important one, as traditionally the LAN market has been dominated by other suppliers.

BT was chosen over five other bidders for the contract, having already successfully won a deal to supply wide area network (WAN) services to Barclays.

The contract opens up a huge potential for further growth, including extending the LAN to Barclays' 2000 branches.

In addition, Hewden Stuart, the UK's leading plant and crane hire company, has entered into an outsourcing contract with BT worth £13 million.

BT are now responsible for the delivery of Hewden Stuart's UK infrastructure, IT services and systems maintenance. BT has supplied Hewden Stuart with Agile Office and Contact Central packages.

Contact Central, which is a call-centre solution, has allowed the company to consolidate five customer databases down to two, which means searching for customer information is much quicker.

Agile Office, developed in partnership with Microsoft, means BT has assumed responsibility for all of the Hewden Stuart's computers and maintenance allowing them to focus on their core business.

BT are continuing to work closely with Hewden Stuart in helping to develop their e-business and applications to support the growth of Hewden Stuart core business.

Pierre Danon, chief executive officer of BT Retail, said: "We are delighted to announce these new contracts, won against stiff competition which are further evidence that BT is able to provide the communications solutions that the UK' s major companies want to help them be successful in their own sectors.

"The HBOS deal is the biggest voice contract BT has ever won. These 'wins' highlight the fact that we are continuing to focus on defending our core market voice products, as well as making great strides into 'new-wave' market, which is a key component of our revenue growth strategy."

BT Ignite – BT's business services and solutions division, serving customers worldwide – developed the technology-driven initiatives.

Neil Rogers, president of BT Ignite Solutions, said: "Businesses across the UK are choosing to work with BT owing to our expertise in both voice and data technology. Through our work with existing customers, we have proved that we can deploy and manage sophisticated technology solutions that will deliver measurable financial benefits to a business."

Inquiries about this news release should be made to the BT Retail Press Office. Contact Michael Jarvis on 020 73566045 or Jonathan Carter on 020 73564523.

Announcement made on 25 July 2002